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SECU| [barcode] 08029329 |SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Coombe Financial Services, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___6872 Route 209___
(No. and Street)

___Wawarsing___   ___New York___   ___12489___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Philip Coombe III___   ___(845) 647-4800___
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Arias, Andrew J.___
(Name – if individual, state last, first, middle name)

___PO Box 180___   ___Mongaup Valley___   ___NY___   ___12762___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

Mail Processing Section
FEB 29 2008
Washington, DC
100

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Andrew Arias, CPA, Cr FA_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Coombe Financial Services, Inc._ , as of _December 31_ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Audit Partner
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

COOMBE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2007

COOMBE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS
DECEMBER 31, 2007

COOPER, NIEMANN & CO., LLP
————————————————— Certified Public Accountants

GREG M. COOPER, CPA, CSEP
ANNA M. NIEMANN, CPA, Cr.FA, DABFA
SUSAN M. KRAYCER, CPA

———————————————

ANDREW J. ARIAS, CPA, Cr.FA
SUSAN M. PETERS, CPA

**Reaching new heights,
with an eye on
tomorrow**

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Coombe Financial Services, Inc.
6872 Route 209
Wawarsing, New York 12489

Dear Board Members:

We have audited the accompanying statement of financial condition of Coombe Financial Services, Inc., as of December 31, 2007, and the related statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Coombe Financial Services, Inc. as of December 31, 2007, and the changes in its financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information consists of Form X-17A-5-Part III and the Computation of Net Capital as required by the U.S. Securities and Exchange Commission and is not a required part of the financial statements.

740 Route 17B, P.O. Box 190
Mongaup Valley, New York 12762
www.cooperandniemann.com

Phone (845) 796-1800
Fax (845) 796-1826
email: info@cooperandniemann.com

1

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AND NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cooper, Niemann & Co, CPA's LLP

Mongaup Valley, NY
February 20, 2008

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS
Current Assets
Cash	$	10,008
Investments		51,390
Accounts Receivable		13,760
Prepaid Rent		1,500

Total Current Assets 76,658

Fixed Assets Net of
Accumulated Depreciation 1,966

TOTAL ASSETS $ 78,624

LIABILITIES AND
STOCKHOLDER'S EQUITY
Current Liabilities
Accounts Payable $ 13,331

Total Current Liabilities 13,331

Stockholder's Equity
Capital Stock-100 Shares
Authorized 100 Shares Issued
And Outstanding 5,000
Paid In Surplus 34,163
Retained Earnings 26,130

Total Stockholder's Equity 65,293

TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY $ 78,624

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

COOMBE FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Stockholder's Equity at Beginning of Year	$ 35,726
Net Income	29,567
Stockholder's Equity at End of Year	$ 65,293

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME

Revenue from Sale of Investment Company Shares	$ 233,902
Fees for Account Supervision	3,706
Other Revenue	157,490
TOTAL INCOME	395,098

EXPENSE

Salaries and Costs For Officers	67,186
Other Employee Compensation and Benefits	108,752
Regulatory Fees and Expenses	5,626
Other Expenses	183,967
TOTAL EXPENSE	365,531
NET INCOME	$ 29,567

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

COOMBE FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2007

Net Income	$ 29,567
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	1,270
Unrealized Gain on Investments	3,839
Decrease in Accounts Receivable	10,724
(Increase) in Investments	(39,761)
Increase in Accounts Payable	2,044
Net Cash Provided by Operating Activities	7,683
Increase in Cash and Cash Equivalents	7,683
Cash and Cash Equivalents at Beginning of Year	2,325
Cash and Cash Equivalents at End of Year	$ 10,008
Income Taxes Paid	$ 100

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

COOMBE FINANCIAL SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31,

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Coombe Financial Services, Inc. ("The Company") is registered as a broker and dealer of securities pursuant to Section 17 of the Securities Exchange Act of 1934.

Revenue Recognition

The Company records commissions and the related expenses from mutual fund transactions on the accrual basis of accounting.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid investments of three months or less as cash equivalents.

Fixed Assets

Fixed assets are recorded at cost, and depreciation is provided on the straight-line basis over the estimated useful lives of the assets. For the year ended December 31, 2007, the Company reported depreciation expense and accumulated depreciation of $1,270 and $8,286, respectively.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Accounts Receivable

Accounts receivable are shown gross, with uncollectible amounts recognized under the direct write off method. No allowance for uncollectible accounts has been provided since it is believed that such allowance would be immaterial.

NOTE 2 - INVESTMENTS

The Company's investments are carried at fair market value as of the financial statement date and consist of the following:

Description	FMV
TD Ameritrade Money Market Portfolio	$ 4,742
1,500 shares Hometown Bancorp. Inc.,	11,400
500 shares NASDAQ Stock Market, Inc.	24,745
200 shares IIVI, Inc Com	6,110
284 shares Telecom Corp New Zealand, Ltd	4,717
200 shares The Blackstone Group Lp Com	4,426
5 short options on Nasdaq Stock Market Inc.	(4,750)
	$ 51,390

NOTE 3 – PENSION PLAN

The Company has a defined contribution pension plan. This salary reduction simplified employee pension plan (SARSEP) covers all company employees. Participating employees are eligible to defer up to the smaller of 25% of eligible compensation or $15,500 each in 2007, and employees over age 50 may elect to contribute an additional $5,000. The Company may contribute to the plan in the form of non-elective contributions. Both the employee and employer contributions cannot exceed the lesser of $45,000 or 25% of eligible wages.

For the year ended December 31, 2007, the Company's pension expense was $3,913.

NOTE 4 – RELATED PARTIES

The Company rents real estate from its sole shareholder in Wawarsing, New York. The lease runs through December 31, 2007, with monthly rental charges of $1,500 per month. This lease will automatically renew for an additional year, unless either party gives written notice of termination no later than 30 days before the expiration of the lease. As of the date of the financial statements, the lease has been renewed for the additional year.

The following are the outstanding lease obligations as of December 31, 2007:

2008	$ 18,000

COOPER, NIEMANN & CO., LLP
—————————— Certified Public Accountants

GREG M. COOPER, CPA, CSEP
ANNA M. NIEMANN, CPA, Cr.FA, DABFA
SUSAN M. KRAYCER, CPA

ANDREW J. ARIAS, CPA, Cr.FA
SUSAN M. PETERS, CPA

**Reaching new heights,
with an eye on
tomorrow**

To Whom It May Concern:

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have

compared the computation of Net Capital with the corresponding computation

prepared by Coombe Financial Services, Inc., and included in the unaudited Part

11A FOCUS Report as of December 31, 2007.

We note that there is a no material difference between the two

computations.

Cooper, Niemann & Co. CPA's LLP

Mongaup Valley, NY
February 20, 2008

740 Route 17B, P.O. Box 190   Phone (845) 796-1800
Mongaup Valley, New York 12762   Fax (845) 796-1826
www.cooperandniemann.com   10   email: info@cooperandniemann.com

COOMBE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2007

Total Ownership Equity from Balance Sheet	$	65,293
Minus Equity not available for Net Capital		-
Total Available Capital		65,293
Less Nonallowable Assets: Property & Equipment		(1,966)
Tentative Net Capital		63,327
Less Haircut on NASDAQ Stock (15% of $15,395)		(6,997)
Net Capital 12/31/07	$	56,330

SEE ACCOMPANYING NOTES AND AUDITORS' OPINION

11

COOPER, NIEMANN & CO., LLP

--------------------- Certified Public Accountants

GREG M. COOPER, CPA, CSEP
ANNA M. NIEMANN, CPA, Cr.FA, DABFA
SUSAN M. KRAYCER, CPA

ANDREW J. ARIAS, CPA, Cr.FA
SUSAN M. PETERS, CPA

**Reaching new heights,
with an eye on
tomorrow**

To Whom It May Concern:

Please be advised that there are no material inadequacies found since the date of the previous audit.

Cooper, Niemann & Co. CPA's LLP

Mongaup Valley, NY
February 20, 2008

END

740 Route 17B, P.O. Box 190
Mongaup Valley, New York 12762
www.cooperandniemann.com

12

Phone (845) 796-1800
Fax (845) 796-1826
email: info@cooperandniemann.com